SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Paratek Pharmaceuticals, Inc.

(Name of the Issuer)

Paratek Pharmaceuticals, Inc.

GPC WH Fund LP

Novo Holdings A/S

Resistance GP LLC

Resistance TopCo L.P.

Resistance Holdings, Inc.

Resistance Intermediate, Inc.

Resistance Acquisition, Inc.

Resistance Merger Sub, Inc.

Evan Loh, M.D.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699374302

(CUSIP Number of Class of Securities)

William M. Haskel Chief Legal Officer, General Counsel and Corporate Secretary Paratek Pharmaceuticals, Inc. 75 Park Plaza Boston, MA 02116 (617) 807-6600	Adam Dilluvio Resistance Acquisition, Inc. c/o Gurnet Point Capital, LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to

Tara Fisher Christopher Comeau Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Transaction Statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Paratek Pharmaceuticals, Inc. (the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.001 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) GPC WH Fund LP, a Delaware limited partnership (the “Guarantor”); (iii) Resistance GP LLC, a Delaware limited liability company (“Resistance GP”); (iv) Novo Holdings A/S, a Danish limited liability company (“Novo Holdings”); (v) Resistance TopCo L.P. a Delaware limited partnership (“TopCo”); (vi) Resistance Holdings, Inc., a Delaware corporation (“Resistance Holdings”); (vii) Resistance Intermediate, Inc., a Delaware corporation (“Resistance Intermediate”); (viii) Resistance Acquisition, Inc., a Delaware corporation (“Parent”); (ix) Resistance Merger Sub, Inc., a Delaware corporation (“Merger Sub” and, together with the Guarantor, Resistance GP, Novo Holdings, TopCo, Resistance Holdings, Resistance Intermediate and Parent, the “Parent Entities”); and (x) Evan Loh. The Parent Entities are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On June 6, 2023, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and cast a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. The adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote on such matters at a stockholders’ meeting duly called and held for such purpose. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share, other than as provided below, will be converted into the right to receive (x) $2.15, payable to the holder thereof in cash, without interest (the “Cash Consideration”) but subject to reduction for any applicable withholding taxes payable in respect thereof and (y) one contractual contingent value right (a “CVR”) that shall represent the right to receive $0.85 upon the satisfaction of certain conditions, pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) (the Cash Consideration and one CVR, collectively, the “Merger Consideration”). The following company Common Stock will not be converted into the right to receive the per Share Merger Consideration in connection with the Merger: (i) each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent or Merger Sub immediately prior to the effective time of the Merger (the “Effective Time”) or (ii) Company Common Stock outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Company Common Stock in accordance with Section 262 of the Delaware General Corporation Law.

On June 6, 2023, concurrently with the execution and delivery of the Merger Agreement, certain management employees and former management employees of the Company (the “Subscribers”) entered into a subscription agreement (the “Subscription Agreement”) with TopCo and the Company, pursuant to which, immediately after the Effective Time, each Subscriber subscribes for a number of non-voting common units of TopCo based on the Subscriber’s gross, pre-tax payments under the Company’s Revenue Performance Incentive Plan that become due in connection with the closing. For certain Subscribers, the Subscription Agreement further provides that the equity award consideration that becomes payable after the closing pursuant to the terms of the Merger Agreement may be settled in the form of cash or vested non-voting common units of TopCo with a fair market value, as of the payment date, equal to the amount of equity award consideration that has become payable; provided, that the Company will retain a number of TopCo units sufficient to satisfy all withholding taxes that become due with respect to the equity award consideration.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER—The Company”

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Management and Directors”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Principal Stockholders”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Past Contracts, Transactions, Negotiations and Agreements”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Paratek Pharmaceuticals, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

“OTHER INTERESTED PARTIES IN THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

Item 4.	Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS – Accounting Treatment”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Voting Agreement”

“SPECIAL FACTORS – Subscription Agreement”

“THE MERGER AGREEMENT – Treatment of Equity Awards and Company Warrants”

“THE MERGER AGREEMENT – Employment and Employee Benefits Matters”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Annex C – Voting Agreement

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Appraisal Rights”

“THE MERGER AGREEMENT – Dissenters’ Rights”

“INFORMATION ABOUT THE SPECIAL MEETING – Appraisal Rights”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL – PROPOSAL 1) – Appraisal Rights”

Annex A – The Merger Agreement

Annex E – Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Provisions for the Company’s Stockholders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Past Contracts, Transactions, Negotiations and Agreements”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Voting Agreement”

“SPECIAL FACTORS – Subscription Agreement”

“THE MERGER AGREEMENT”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Annex C – Voting Agreement

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Commitment of Dr. Loh to Vote in Favor of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Voting Agreement”

“SPECIAL FACTORS – Subscription Agreement”

“THE MERGER AGREEMENT”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Annex C – Voting Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Payment of Merger Consideration”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Commitment of Dr. Loh to Vote in Favor of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Voting Agreement”

“SPECIAL FACTORS – Subscription Agreement”

“THE MERGER AGREEMENT”

“INFORMATION ABOUT THE SPECIAL MEETING”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Annex C – Voting Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Certain Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

Annex D – Opinion of the Company’s Financial Advisor

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Certain Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS – Fees and Expenses”

“SPECIAL FACTORS – Accounting Treatment”

“SPECIAL FACTORS – Payment of Merger Consideration”

“THE MERGER AGREEMENT – The Merger”

“THE MERGER AGREEMENT – The Merger Consideration”

“THE MERGER AGREEMENT – Impact of Stock Splits, Etc.”

“THE MERGER AGREEMENT – Treatment of Equity Awards and Company Warrants”

“THE MERGER AGREEMENT – Exchange Procedures and Payment Procedures”

“THE MERGER AGREEMENT – Withholding”

“THE MERGER AGREEMENT – Dissenters’ Rights”

“THE MERGER AGREEMENT – Organizational Documents, Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT – Delisting and Deregistration”

“THE MERGER AGREEMENT – Employment and Employee Benefits Matters”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

Annex D – Opinion of the Company’s Financial Advisor

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT – Company Stockholder Approval”

“THE MERGER AGREEMENT – Conditions to the Completion of the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting”

“INFORMATION ABOUT THE SPECIAL MEETING – How to Vote”

“INFORMATION ABOUT THE SPECIAL MEETING – Proxies and Revocation”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL – PROPOSAL 1)”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Provisions for the Company’s Stockholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL – PROPOSAL 1) – Vote Recommendation”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“THE MERGER AGREEMENT – Acquisition Proposals”

Annex A – The Merger Agreement

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex D – Opinion of the Company’s Financial Advisor

The Presentation Materials dated December 21, 2022, prepared by Moelis & Company LLC and reviewed by the Company Board (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(ii)

The Presentation Materials dated May 26, 2023, prepared by Moelis & Company LLC and reviewed by the Company Board (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(iii)

The Presentation Materials dated June 6, 2023, prepared by Moelis & Company LLC and reviewed by the Company Board (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(iv)

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“THE MERGER AGREEMENT – Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT – Closing of the Merger”

“THE MERGER AGREEMENT – Covenants Related to the Company’s Conduct of Business”

“THE MERGER AGREEMENT – Parent Financing and Company Cooperation”

“THE MERGER AGREEMENT – Conditions to the Completion of the Merger”

Annex A – The Merger Agreement

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination”

“THE MERGER AGREEMENT – Termination Fees”

“THE MERGER AGREEMENT – Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A – The Merger Agreement

(d) Borrowed Funds.

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT – Parent Financing and Company Cooperation”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Voting Agreement”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Management and Directors”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Principal Stockholders”

Annex C – Voting Agreement

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Voting Agreement”

“SPECIAL FACTORS – Subscription Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

Annex A – The Merger Agreement

Annex B – Form of CVR Agreement

Annex C – Voting Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Commitment of Dr. Loh to Vote in Favor of the Merger”

“SPECIAL FACTORS – Voting Agreement”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Management and Directors”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Beneficial Ownership of Common Stock by Principal Stockholders”

Annex C – Voting Agreement

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of Dr. Loh as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Dr. Loh for the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“SPECIAL FACTORS – Fees and Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions”

“INFORMATION ABOUT THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT”

“MERGER RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MANAGEMENT COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – The Merger Agreement

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Definitive Proxy Statement of Paratek Pharmaceuticals, Inc. (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(5)(i)*	Press Release, dated as of June 6, 2023 (incorporated by reference to Exhibit 99.1 to Paratek Pharmaceuticals, Inc.’s Form 8-K filed June 7, 2023).

(a)(5)(ii)*	Employee FAQ, dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(iii)*	Email to Employees from the Chief Executive Officer of Paratek Pharmaceuticals, Inc., dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(iv)*	Letter to Strategic Partners and Vendors, dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(v)*	Press Release, dated as of June 27, 2023 (included in the Schedule 14A filed on June 27, 2023 and incorporated herein by reference).

(a)(5)(vi)*	Employee FAQ, dated as of July 11, 2023 (included in the Schedule 14A filed on July 11, 2023 and incorporated herein by reference).

(a)(5)(vii)	Shareholder Letter, dated as of August 2, 2023 (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference).

(a)(5)(viii)	Press Release, dated as of August 2, 2023 (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference).

(b)(i)*	Debt Commitment Letter, dated as of June 6, 2023, executed by Oaktree Capital Management, L.P. (solely in its capacity as an investment manager to certain funds and accounts managed by it) and accepted by Resistance Acquisition, Inc.

(c)(i)	Opinion of Moelis & Company LLC, dated as of June 6, 2023 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(ii)#*	Presentation Materials, dated as of December 21, 2022, of Moelis & Company LLC prepared for the Company Board.

(c)(iii)#*	Presentation Materials, dated as of May 26, 2023, of Moelis & Company LLC prepared for the Company Board.

(c)(iv)#*	Presentation Materials, dated as of June 6, 2023, of Moelis & Company LLC prepared for the Company Board.

(d)(i)	Agreement and Plan of Merger, dated as of June 6, 2023, by and among Paratek Pharmaceuticals, Inc., Resistance Acquisition, Inc. and Resistance Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)	Form of Contingent Value Rights Agreement (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iii)	Voting Agreement, dated as of June 6, 2023, by and among Resistance Acquisition, Inc. and certain members of Paratek Pharmaceuticals, Inc.’s management team (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iv)(a)*	Form of Subscription Agreement for Former Employees.

#	Confidential treatment has been requested for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed.

(d)(iv)(b)*	Form of Subscription Agreement for Terminating Employees.

(d)(iv)(c)*	Form of Subscription Agreement for Continuing Employees (Standard).

(d)(iv)(d)*	Form of Subscription Agreement for Continuing Employees (Put Option).

(d)(v)*	Limited Guarantee, dated as of June 6, 2023, by and between Paratek Pharmaceuticals, Inc. and GPC WH Fund LP.

(d)(vi)*	Equity Commitment Letter, dated as of June 6, 2023, by and among Paratek Pharmaceuticals, Inc., Resistance Acquisition, Inc. and GPC WH Fund LP.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

107*	Calculation of Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARATEK PHARMACEUTICALS, INC.
By:	/s/ William M. Haskel
Name:	William M. Haskel
Title:	Chief Legal Officer, General Counsel and Corporate Secretary

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GPC WH FUND LP by B-FLEXION International GP LLC, its General Partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Authorized Signatory

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	General Counsel

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVO HOLDINGS A/S

By:	/s/ Barbara Fiorini Due
Name:	Barbara Fiorini Due
Title:	General Counsel

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE GP LLC

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer of the General Partner of the Sole Member

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE TOPCO L.P.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer of the General Partner of the Sole Member of the General Partner

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE HOLDINGS, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE INTERMEDIATE, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE ACQUISITION, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE MERGER SUB, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: August 2, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evan Loh, M.D.
Evan Loh, M.D.

Date: August 2, 2023